Exhibit 12.1

ALLIANT ENERGY CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES
	Six Months
	Ended June 30,		Years Ended Dec. 31,

	2008	2007	2007	2006	2005(a)	2004	2003

	(dollars in millions)
EARNINGS:
Income from continuing operations	$119.9	$110.2	$424.7	$338.3	$56.4	$218.4	$151.7
Income tax expense (benefit) (b)	51.2	69.7	255.8	203.0	(52.9)	91.2	75.6

Income from continuing operations before income taxes	171.1	179.9	680.5	541.3	3.5	309.6	227.3

Fixed charges as defined	88.1	91.0	185.6	213.4	226.7	238.8	247.1

Adjustment for undistributed equity earnings	(2.8)	(4.6)	(7.8)	(16.6)	(41.7)	(21.0)	(18.4)

Less:
Interest capitalized	-	-	-	-	3.4	5.4	-
Preferred dividend requirements of subsidiaries (pre-tax basis) (c)	13.1	14.9	29.5	29.3	5.5	25.9	24.5

Total earnings as defined	$243.3	$251.4	$828.8	$708.8	$179.6	$496.1	$431.5

FIXED CHARGES:
Interest expense	$60.0	$57.3	$116.7	$145.7	$175.8	$176.9	$205.1
Interest capitalized	-	-	-	-	3.4	5.4	-
Estimated interest component of rent expense	15.0	18.8	39.4	38.4	42.0	30.6	17.5
Preferred dividend requirements of subsidiaries (pre-tax basis) (c)	13.1	14.9	29.5	29.3	5.5	25.9	24.5

Total fixed charges as defined	$88.1	$91.0	$185.6	$213.4	$226.7	$238.8	$247.1

Ratio of Earnings to Fixed Charges (d)	2.76	2.76	4.47	3.32	0.79	2.08	1.75

(a) For the year ended Dec. 31, 2005, earnings as defined were inadequate to cover fixed charges as defined by $47.1 million.

(b) Includes net interest related to unrecognized tax benefits.

(c) Preferred dividend requirements of subsidiaries (pre-tax basis) are computed by dividing the preferred dividend requirements of subsidiaries by one hundred percent minus the respective year-to-date effective income tax rate.

(d) The ratio calculation in the above table relates to Alliant Energy Corporation's (Alliant Energy's) continuing operations. Refer to Note 14 of Alliant Energy's "Notes to Condensed Consolidated Financial Statements" in Alliant Energy's Form 10-Q for the quarterly period ended June 30, 2008 for information related to Alliant Energy's discontinued operations.